Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 31, 2011

January 12, 2012

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2011 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Change in Accounting Policies

On March 1, 2011, the Company transitioned from Canadian GAAP to U.S.GAAP. As disclosed in prior quarterly filings and the year-end financial statements, the Company elected to adopt U.S.GAAP on the basis that the Company trades exclusively in the U.S. Amounts reported for August 31, 2010 have been restated for comparative purposes.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the three months ended November 30, 2011, the Company reported gross sales of $4.5 million and net income of $245,126 as compared to gross sales of $4.3 million and net income of $46,588 in the corresponding quarter of the prior year. The increase in net income for the quarter was attributable primarily to greater net revenues and a reduction in stock based compensation over the comparative period.

Margin Percentage for the third quarter was generally consistent with the same period in the prior year. For the three months ended November 30, 2011 the Company saw its Margin Percentage decrease minimally from 37.1% in the quarter ended November 30, 2010 to 36.9% . For the nine month period ended November 30, 2011, Margin Percentage has increased 1.5% to 40.1% through a continued focus on higher margin products and greater operating efficiencies.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$4,291,287	$4,040,984	$250,303
Purchased Products	182,750	307,668	(124,918)
Total Gross Revenue	$4,474,037	$4,348,652	$125,385
Discounts, Allowances and Rebates	(239,533)	(300,793)	61,260
Net Revenue	$4,234,504	$4,074,859	$186,645

Gross revenue for the quarter ended November 30, 2011 was $4,474,037 compared to $4,348,652 for the same period of the previous year, representing an increase of $125,385 or 3.1% . This increase is principally due to increased sales volume in manufactured products over the comparative period.

Discounts, rebates and slotting fees for the quarter ended November 30, 2011 decreased $61,260 compared to the same period of the prior year as a result of a continued trend of lower discounts on the Company’s branded beverages in the year.

	Nine months ended	Nine months ended
Revenue	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$14,873,906	$14,792,690	$81,216
Purchased Products	674,988	1,402,316	(727,328)
Total Gross Revenue	$15,548,894	$16,195,006	$(646,112)
Discounts, Allowances and Rebates	(837,728)	(1,144,156)	306,428
Net Revenue	$14,711,166	$15,050,850	$(339,684)

Gross revenue for the nine months ended November 30, 2011 was $15,548,894 compared to $16,195,006 in the same period of the previous year, representing a decrease of $646,112 or 4%. This decrease is principally due to colder than average weather in the Company’s principal markets in the second quarter and the discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees for the six months ended November 30, 2011 decreased $306,428 compared to the same period of the prior year as a result of lower discounts on the Company’s branded beverages during the period and the discontinuation by the Company of a licensed brand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$2,509,367	$2,322,037	$187,330
Purchased Products	160,820	225,882	(65,062)
Total	$2,670,187	$2,547,919	$122,268

Cost of sales for the quarter ended November 30, 2011 were $2,509,367 compared to $2,322,037 for the same period of the previous year, representing an increase of $187,330 or 4.8% . The increase in cost of sales is the result of an increase in sales volumes for manufactured products in the quarter ended November 30, 2011.

	Nine months ended	Nine months ended
Cost of Sales	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$8,206,636	$8,161,441	$81,216
Purchased Products	601,857	1,079,904	(478,047)
Total	$8,808,493	$9,241,345	$(432,852)

Cost of sales for the nine months ended November 30, 2011 were $8,808,493 compared to $9,241,345 for the same period of the previous year, representing a decrease of $432,852 or 4.7% . The increase in cost of sales is consistent with the increase in sales volumes in the nine months ended November 30, 2011.

Margin

	Quarter ended	Quarter ended
Margin	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$1,549,573	$1,463,273	$86,300
Purchased Products	14,744	36,667	(21,923)
Total	$1,564,317	$1,499,490	$64,377
Margin percentage	36.9%	37.1%	(0.2%	)

Margin for the quarter ended November 30, 2011 was $1,564,317 or 36.9% compared to $1,499,490 or 37.1% for the same quarter of the previous year, representing a decrease in margin percentage of 0.2% .

	Nine months ended	Nine months ended
Margin	Nov. 30, 2011	Nov. 30, 2010	Change
Manufactured Products	$5,861,545	$5,648,228	$213,317
Purchased Products	41,129	161,227	(120,148)
Total	$5,902,673	$5,809,505	$93,168
Margin percentage	40.4%	38.6%	1.5%

Margin for the nine months ended November 30, 2011 was $5,902,673 or 40.1% compared to $5,809,505 for the same period of the previous year, representing an increase in margin percentage of 1.5% .

Selling, General and Administration Expenses

Selling, general and administration decreased by $1,353,761 or 29% from $4,713,372 in the nine month period of the prior year to $3,359,611 in the period ended November30, 2011. This decrease is primarily due to a $1,250,886 reduction in stock based compensation expense and additional reductions in in professional fees, and administrative salary and benefit expenses.

In the year ended February 28, 2011, the Company reclassified certain amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform to this new presentation.

Summary of Quarterly Results

	November 30 (Q3)		August31 (Q2)		May31 (Q1)		February28 (Q4)
	2011	2010	2011	2010	2011	2010	2010	2009
Net sales / operating revenue	$ 4,234,504	$ 4,047,859	$ 5,470,735	$ 5,866,609	$ 5,005,927	$ 5,136,382	$ 4,036,304	$ 4,653,550
Net income (loss)	$ 245,126	$ 46,588	$ 645,989	$ (549,072)	$ 448,061	$ 408,224	$ 94,816	$ 99,639
Net income (loss) per share	$ 0.07	$ 0.01	$ 0.19	$ (0.14)	$ 0.13	$ 0.05	$ 0.02	$ 0.03
Net income (loss) per share, diluted	$ 0.07	$ 0.01	$ 0.18	$ (0.14)	$ 0.12	$ 0.05	$ 0.02	$ 0.03

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income Before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August31 (Q2)		May31 (Q1)		February28 (Q4)
	2011	2010	2011	2010	2011	2010	2010	2009
Net income (loss)	$ 245,126	$ 46,588	$ 645,989	$ (549,072)	$ 448,061	$ 408,224	$ 94,816	$ 99,639
Stock based compensation	$ 26,381	$ 205,539	$ 64,419	$ 1,181,098	$ 167,180	$ 69,787	$ 218,450	$ 58,619
Net income (loss) before stock based compensation	$ 271,507	$ 252,127	$ 710,408	$ 632,026	$ 615,241	$ 478,011	$ 313,266	$ 158,258

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months	Nine months
	Nov. 30, 2011	Nov. 30, 2010	ended	ended
			Nov. 30, 2011	Nov. 30, 2010
Net income	$245,126	$46,588	$1,339,176	$(94,260)
Interest, net	14,430	35,091	63,999	121,165
Depreciation and amortization	170,002	176,970	505,645	520,405
Stock based compensation expense	26,381	205,539	259,442	1,456,425
Income taxes	99,702	56,243	620,579	547,051
EBITDAS	$555,641	$520,431	$2,788,841	$2,550,786

Margin	Quarter ended	Quarter ended	Nine months	Nine months
	Nov. 30, 2011	Nov. 30, 2010	ended	ended
			Nov. 30, 2011	Nov 30, 2010
Net revenue	$4,234,504	$4,047,859	$14,711,166	$15,050,850
Less: cost of sales	(2,607,187)	(2,547,919)	(8,809,493)	(9,241,344)
Margin	$1,564,317	$1,499,940	$5,901,673	$(5,809,506)
Margin % of Net Revenue	36.9%	37.1%	40.1%	38.6%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended	Nine months	Nine months
		Nov. 30, 2011	Nov. 30, 2010	ended	ended
				Nov. 30, 2011	Nov. 30, 2010

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000	$63,000	$63,000

ii)	Incurred professional service fees with a company related by a director in common	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common	20,800	17,200	57,900	55,000

iv)	Incurred consulting fees with a company related by an officer in common	61,350	61,479	183,600	177,677

v)	Incurred services from a company related by a director in common	322	1,109	5,750	3,509

Cash flows

Cash provided by	Quarter ended	Quarter ended
(used in):	Nov. 30, 2011	Nov. 30, 2010	Change
Operating activities	$964,067	$864,068	$99,999
Investing activities	$(59,151)	$(125,943)	$66,792
Financing activities	$(1,350,894)	$(765,088)	$(585,806)

During the quarter, cash generated from operating activities increased by $99,999 compared to the same period of the prior year. This increase is attributable to greater net revenues and a significant reduction in accounts receivable and inventory in the period which is consistent with historical third quarter trends in these accounts.

Cash utilized for financing activities was $1,350,894 during the quarter representing a $585,806 increase compared to Q3 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s early repayment of its outstanding bank loan and a significant capital lease, and a continuation of the share repurchase plan. During the quarter, the Company reduced its debt by $1,239,427 or 77% from August 30, 2011, and repurchased 38,800 shares at a cost of $121,676.

Cash provided by	Nine months ended	Nine months ended
(used in):	Nov 30, 2011	Nov 30, 2010	Change
Operating activities	$2,452,929	$2,327,781	$125,148
Investing activities	$(354,542)	$(542,179)	$187,637
Financing activities	$(2,799,837)	$1,418,359	$1,381,478

For the nine months ended November 30, 2011, operating activities are consistent with the comparative period.

The decrease in cash utilized for investing activities period over period is attributable to a plant line upgrade that commenced in late 2010 and saw completion in early Q2 2011.

Cash utilized for financing activities was $2,799,837 during the nine months ended November 30, 2011, representing an increase of $1,381,478, or 97%, compared to the same period in 2010. The increase in cash utilized by financing activities is primarily a result of the Company’s share repurchase plan and repayment of debt. Fiscal year to date, the Company has repurchased 318,381 shares at a cost of $1,067,694.

Liquidity and Capital Resources

The Company has realized a net working capital increase of 27% since the prior year-ended February 28, 2011. As at August 31, 2011, the Company has net working capital of $2,358,526. In addition, at August 31, 2011 the Company had $1,212,000 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2011 this credit facility was not utilized.

Total Net Working Capital	November 30, 2011	November 30, 2010
Total Current Assets	$3,347,216	$5,012,952
Less: Total Current Liabilities	(1,536,477)	(2,533,514)
Total Net Working Capital	$1,810,739	$2,479,438

Considering the positive net working capital position, including the cash and cash equivalents on hand at November 30, 2011, and available debt, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2011 and are available in the February 28, 2011 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management and capital management can be found in Note 9 and Note 10 of the quarterly financial statements.

Disclosure of Outstanding Share Data

At January 12, 2012, the Company had 3,262,668 issued and outstanding common shares; 956,433 issued and outstanding stock options, of which 877,161 were vested; and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;

  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.